Mail Stop 3561

March 21, 2007

Charles M. Sonsteby-Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

> **Re:** **Brinker International, Inc.**
> **Form 10-K for the year ended June 28, 2006**
> **Filed August 23, 2006**
> **File No. 001-10275**

We have reviewed your response letter dated March 5, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K for the Fiscal Year Ended June 28, 2006

1. We note your response to our prior comment 1. Please tell us the long-term average gross margins for each brand.

2. We note your response to our prior comment 2. Please provide us with a detailed overview of your proposed disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lyn Shenk at (202) 824-5369 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief